Item 77C.  Submission of matters to a vote
of security holders

The Special Meeting of Shareholders was
held on May 9, 2016 in Los Angeles,
California.  The voting
results for the proposal considered at the
Special Meeting of Shareholders is as
follows:
Election of Directors. The shareholders of
the Fund elected J. Richard Atwood, Mark L.
Lipson,
Alfred E. Osborne, Jr., A. Robert Pisano,
Patrick B. Purcell and Allan M. Rudnick to
serve on the Board
of Directors.
FPA Paramount Fund, Inc.
Total Shares Voted For:
Total Shares Withheld:
J. Richard Atwood
6,624,765
188,810
Mark L. Lipson
6,603,965
209,610
Alfred E. Osborne, Jr.
6,594,395
219,180
A. Robert Pisano
6,598,482
215,093
Patrick B. Purcell
6,601,551
212,024
Allan M. Rudnick
6,581,679
231,896